UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The Greater China Fund Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,105,730
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,105,730
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,105,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,105,730
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,105,730
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,105,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14	TYPE OF REPORTING PERSON* IA

Item 1(a).	Name of Issuer:

The Greater China Fund, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The Greater China Fund, Inc.
Gateway Center 3
100 Mulberry Street
Newark, New Jersey 07102

Item 2.	Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.  CLIM is an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario,  Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and nineteen unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).  EWF, GEM, IEM, BMI, FREE, FRONT, PLUS, GFM, and Tradex are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.	Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 9,105,730 Shares beneficially owned by the Reporting Persons was $108,176,984, inclusive of brokerage commissions. The aggregate purchase price of the 869,578 Shares owned directly by EWF was $9,735,073, inclusive of brokerage commissions. The aggregate purchase price of the 885,794 Shares owned directly by BMI was $11,144,706, inclusive of brokerage commissions. The aggregate purchase price of the 910,661 Shares owned directly by IEM was $10,428,684, inclusive of brokerage commissions. The aggregate purchase price of the 903,543 Shares owned directly by FREE was $10,769,603, inclusive of brokerage commissions.  The aggregate purchase price of the 80,903 Shares owned directly by PLUS was $965,455, inclusive of brokerage commissions. The aggregate purchase price of the 910,787 Shares owned directly by GEM was $9,901,346, inclusive of brokerage commissions. The aggregate purchase price of the 4,853 Shares owned directly by GFM was $55,783, inclusive of brokerage commissions.  The aggregate purchase price of the 4,539,611 Shares owned directly by the Segregated Accounts was $55,176,330, inclusive of brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons believe the Board of Directors of the Fund continues to allow the Fund’s shares to trade at a discount to its net asset value (“NAV”) after last year’s rights offering.  City of London Investment Management Company Limited urges the Board to take steps to provide all shareholders with an opportunity to realize a substantial return of capital at net asset value.

Item 5.	Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 9,105,730 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 29.9% of the 30.369 million Shares outstanding as of August 9, 2010, as reported by the Fund. As of the date hereof, EWF, IEM, BMI, FREE, PLUS, GEM, GFM and the Segregated Accounts owned directly 869,578, 910,661, 885,794, 903,543, 80,903, 910,787,  4,853 and 4,539,611 Shares, respectively, representing approximately 2.86%, 2.99%, 2.91%, 2.97%, 0.26%, 2.99%, 0.016% and 14.94%, respectively, of the 30.369 million Shares outstanding as of August 9, 2010,.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price

Account	BUY	12/27/2010	15,195.00	12.82

Account	BUY	12/27/2010	2,755.00	12.82

Account	BUY	12/27/2010	10,300.00	12.82

Account	BUY	12/28/2010	31,822.00	12.76

Account	BUY	12/29/2010	880.00	12.91

BMI	BUY	12/29/2010	26,889.00	12.91

FREE	BUY	12/29/2010	8,705.00	12.91

Account	BUY	12/29/2010	1,940.00	12.91

Account	BUY	12/29/2010	5,120.00	12.91

Account	BUY	12/30/2010	38,086.00	12.96

Account	BUY	12/31/2010	11,952.00	13.04

Account	BUY	12/31/2010	12,700.00	13.04

Account	BUY	1/3/2011	8,930.00	13.29

BMI	BUY	1/3/2011	57,910.00	13.29

Account	BUY	1/3/2011	14,126.00	13.29

Account	BUY	1/3/2011	12,440.00	13.29

Account	BUY	1/4/2011	7,080.00	13.39

BMI	BUY	1/4/2011	26,832.00	13.39

Account	BUY	1/4/2011	10,440.00	13.39

Account	BUY	1/4/2011	9,220.00	13.39

Account	BUY	1/5/2011	9,806.00	13.47

BMI	BUY	1/6/2011	13,512.00	13.45

BMI	BUY	1/7/2011	22,120.00	13.45

Account	BUY	1/7/2011	24,330.00	13.45

BMI	BUY	1/10/2011	30,365.00	13.36

Account	BUY	1/10/2011	30,365.00	13.36

BMI	BUY	1/11/2011	21,186.00	13.42

Account	BUY	1/11/2011	23,043.00	13.42

BMI	BUY	1/12/2011	10,645.00	13.51

Account	BUY	1/12/2011	24,301.00	13.51

Account	BUY	1/12/2011	9,400.00	13.51

Account	BUY	1/13/2011	34,736.00	13.54

Account	BUY	1/14/2011	25,000.00	13.51

Account	BUY	1/18/2011	4,483.00	13.43

Account	BUY	1/19/2011	2,125.00	13.41

BMI	BUY	1/19/2011	8,055.00	13.41

Account	BUY	1/19/2011	4,006.00	13.41

Account	BUY	1/19/2011	2,785.00	13.41

PLUS	BUY	1/19/2011	935.00	13.41

Account	BUY	1/19/2011	2,335.00	13.41

Account	BUY	1/20/2011	16,276.00	13.30

Account	BUY	1/21/2011	10,490.00	13.21

Account	BUY	1/24/2011	2,130.00	13.14

BMI	BUY	1/24/2011	8,060.00	13.14

Account	BUY	1/24/2011	4,015.00	13.14

Account	BUY	1/24/2011	2,785.00	13.14

Account	BUY	1/24/2011	8,770.00	13.14

Account	BUY	1/24/2011	2,340.00	13.14

Account	BUY	1/25/2011	4,090.00	13.04

Account	BUY	1/25/2011	10,910.00	13.04

Account	BUY	1/28/2011	20,000.00	12.84

BMI	BUY	1/31/2011	7,615.00	12.85

Account	BUY	1/31/2011	3,385.00	12.85

FREE	BUY	1/31/2011	1,522.00	12.85

Account	BUY	1/31/2011	1,015.00	12.85

Account	BUY	2/1/2011	900.00	12.86

Account	BUY	2/2/2011	6,200.00	12.90

Account	BUY	2/2/2011	3,800.00	12.90

Account	BUY	2/3/2011	8,670.00	12.87

Account	BUY	2/3/2011	3,045.00	12.87

Account	BUY	2/3/2011	5,465.00	12.87

BMI	BUY	2/4/2011	3,900.00	12.80

Account	BUY	2/7/2011	2,555.00	12.70

Account	BUY	2/7/2011	4,205.00	12.70

Account	BUY	2/7/2011	1,610.00	12.70

Account	BUY	2/7/2011	9,180.00	12.70

Account	BUY	2/7/2011	2,450.00	12.70

Account	BUY	2/8/2011	2,615.00	12.72

BMI	BUY	2/8/2011	8,645.00	12.72

Account	BUY	2/8/2011	1,650.00	12.72

Account	BUY	2/8/2011	9,390.00	12.72

Account	BUY	2/9/2011	5,000.00	12.33

(d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

See Letter dated February 23, 2011 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 25, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

Andrew Davison	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Douglas Allison	Finance Director
David Cardale	Non-Executive Director
George Robb	Non-Executive Director
Allan Bufferd	Non-Executive Director
Carlos Yuste	Business Development Director
Thomas Griffith	Chief Operating Officer

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Douglas Allison	Finance Director
Thomas Griffith	Director
Carlos Yuste	Director

Exhibit A

February 23, 2011

Mr. Edward Y. Baker
Chairman, Greater China Fund
15 Artinger Court
Toronto, ON
M3B 1J9

RE: The Greater China Fund, Inc.

Dear Mr. Baker,

City of London Investment Management Company Limited (hereafter “CLIM”) continues to monitor the situation with respect to The Greater China Fund, Inc. (“the Fund”).  In our exchange of letters over the past year or so, it would seem that we have established that the views of CLIM and the Board differ with respect to several aspects of the Fund.  We note that the Fund is currently trading on a discount of circa 13%.

In your letter of 20 December 2010, you did not address a key point we had made regarding our opportunity to purchase a substantial number of shares at a very large discount (circa 18%) as a direct result of the rights offering.  As we noted, the acquisition of shares on behalf of our clients was nearly equal to the entire corpus of the offering.  Surely, this must now be a significant issue for the Board?

After the Fund’s initial filing of its Registration Statement for the offering, we were fortunate enough to have a meeting with a highly-placed official of a prominent regulatory agency, the purpose of which was to discuss the closed-end fund industry in general.  As an example of an action that would hurt investors (and in particular retail investors), we raised the possibility that your Fund would conduct a rights offering despite its then-current discount.  After some discussion, we were told that there was nothing that they could do to prevent such an offering, but were also told that there must be an opportunity for our clients to benefit from the transaction if we were so sure of the outcome.

We are now proceeding along that path.  We continue to be patient investors.  We see closed-end funds competing in the marketplace with other investment products.  The key product feature being delivered, ultimately, is investment performance, both NAV performance relative to the benchmark index [the Manager’s job] and the share price performance relative to the NAV [the
Board’s job].  Tracking (i.e. the volatility of returns) is of critical importance. Sustained volatility (i.e. large oscillations) in either NAV performance or share price performance will render a CEF uncompetitive in the marketplace.  Once the marketplace perceives that a CEF has failed to deliver reasonable ‘tracking’ over time, the Board will find it very difficult to overcome that perception and to subsequently control the discount.

The Board created this situation.  Unsolicited, we advised against the transaction after we saw the Registration Statement had been filed.  We then took advantage of the opportunity after the Board proceeded.  We now expect that all shareholders in the Fund will be provided an opportunity to realize a substantial return of capital at net asset value – at least as large as the rights offering.  Therefore, we ask whether the Board will provide this opportunity to shareholders before 1 September 2011?  If the Board has taken no meaningful action by that date, we will reconsider our position.

Sincerely,

/ s /     Jeremy Bannister

Jeremy Bannister
Director, Corporate Governance
City of London Investment Management Company Limited

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price

Account	BUY	12/27/2010	15,195.00	12.82

Account	BUY	12/27/2010	2,755.00	12.82

Account	BUY	12/27/2010	10,300.00	12.82

Account	BUY	12/28/2010	31,822.00	12.76

Account	BUY	12/29/2010	880.00	12.91

BMI	BUY	12/29/2010	26,889.00	12.91

FREE	BUY	12/29/2010	8,705.00	12.91

Account	BUY	12/29/2010	1,940.00	12.91

Account	BUY	12/29/2010	5,120.00	12.91

Account	BUY	12/30/2010	38,086.00	12.96

Account	BUY	12/31/2010	11,952.00	13.04

Account	BUY	12/31/2010	12,700.00	13.04

Account	BUY	1/3/2011	8,930.00	13.29

BMI	BUY	1/3/2011	57,910.00	13.29

Account	BUY	1/3/2011	14,126.00	13.29

Account	BUY	1/3/2011	12,440.00	13.29

Account	BUY	1/4/2011	7,080.00	13.39

BMI	BUY	1/4/2011	26,832.00	13.39

Account	BUY	1/4/2011	10,440.00	13.39

Account	BUY	1/4/2011	9,220.00	13.39

Account	BUY	1/5/2011	9,806.00	13.47

BMI	BUY	1/6/2011	13,512.00	13.45

BMI	BUY	1/7/2011	22,120.00	13.45

Account	BUY	1/7/2011	24,330.00	13.45

BMI	BUY	1/10/2011	30,365.00	13.36

Account	BUY	1/10/2011	30,365.00	13.36

BMI	BUY	1/11/2011	21,186.00	13.42

Account	BUY	1/11/2011	23,043.00	13.42

BMI	BUY	1/12/2011	10,645.00	13.51

Account	BUY	1/12/2011	24,301.00	13.51

Account	BUY	1/12/2011	9,400.00	13.51

Account	BUY	1/13/2011	34,736.00	13.54

Account	BUY	1/14/2011	25,000.00	13.51

Account	BUY	1/18/2011	4,483.00	13.43

Account	BUY	1/19/2011	2,125.00	13.41

BMI	BUY	1/19/2011	8,055.00	13.41

Account	BUY	1/19/2011	4,006.00	13.41

Account	BUY	1/19/2011	2,785.00	13.41

PLUS	BUY	1/19/2011	935.00	13.41

Account	BUY	1/19/2011	2,335.00	13.41

Account	BUY	1/20/2011	16,276.00	13.30

Account	BUY	1/21/2011	10,490.00	13.21

Account	BUY	1/24/2011	2,130.00	13.14

BMI	BUY	1/24/2011	8,060.00	13.14

Account	BUY	1/24/2011	4,015.00	13.14

Account	BUY	1/24/2011	2,785.00	13.14

Account	BUY	1/24/2011	8,770.00	13.14

Account	BUY	1/24/2011	2,340.00	13.14

Account	BUY	1/25/2011	4,090.00	13.04

Account	BUY	1/25/2011	10,910.00	13.04

Account	BUY	1/28/2011	20,000.00	12.84

BMI	BUY	1/31/2011	7,615.00	12.85

Account	BUY	1/31/2011	3,385.00	12.85

FREE	BUY	1/31/2011	1,522.00	12.85

Account	BUY	1/31/2011	1,015.00	12.85

Account	BUY	2/1/2011	900.00	12.86

Account	BUY	2/2/2011	6,200.00	12.90

Account	BUY	2/2/2011	3,800.00	12.90

Account	BUY	2/3/2011	8,670.00	12.87

Account	BUY	2/3/2011	3,045.00	12.87

Account	BUY	2/3/2011	5,465.00	12.87

BMI	BUY	2/4/2011	3,900.00	12.80

Account	BUY	2/7/2011	2,555.00	12.70

Account	BUY	2/7/2011	4,205.00	12.70

Account	BUY	2/7/2011	1,610.00	12.70

Account	BUY	2/7/2011	9,180.00	12.70

Account	BUY	2/7/2011	2,450.00	12.70

Account	BUY	2/8/2011	2,615.00	12.72

BMI	BUY	2/8/2011	8,645.00	12.72

Account	BUY	2/8/2011	1,650.00	12.72

Account	BUY	2/8/2011	9,390.00	12.72

Account	BUY	2/9/2011	5,000.00	12.33